SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

LIBERTY MEDIA – STARZ SERIES A

(Name of Issuer)

COMMON STOCK

(Title and Class of Securities)

53071M708

(CUSIP Number)

Paulson & Co. Inc.

1251 Avenue of the Americas

New York, New York 10020

(212) 956-2221

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

(Continued on the Following Pages)

CUSIP No. 53071M708

1.	NAMES OF REPORTING PERSONS
IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Paulson & Co. Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
a.	[ ]
b.	[X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

3,300,000 (see Note 1 to Item 4 below)

6.	SHARED VOTING POWER

None

7.	SOLE DISPOSITIVE POWER

3,300,000 (see Note 1 to Item 4 below)

8.	SHARED DISPOSITIVE POWER

None

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,300,000 (see Note 1 to Item 4 below)

10.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.60%

11.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

Item 1(a).               Name of Issuer:

Liberty Media - Starz Series A

Item 1(b).	Address of Issuer’s Principal Executive Offices:

12300 Liberty Blvd.

Englewood, Colorado 80112

Item 2(a).	Name of Person Filing:

Paulson & Co. Inc.

Item 2(b).	Address of Principal Business Office:

1251 Avenue of the Americas, New York, NY 10020

Item 2(c).	Citizenship:

Delaware corporation

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

53071M708

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

This statement is filed pursuant to Rule 13d-1(b). The person filing it has not acquired the securities with any purpose, or with the effect of, changing or influencing the control of the issuer, or in connection with or as a participant in any transaction having that purpose or effect, including any transaction subject to Rule 13d-3(b); is not a person reporting pursuant to paragraph Rule 13d-1(b)(1); and is not directly or indirectly the beneficial owner of 20% or more of the class of securities indicated above.

Item 4.	Ownership

Item 4(a).	Amount beneficially owned: 3,300,000 (see Note 1)

Item 4(b).	Percent of class: 6.60%

Item 4(c).	Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: 3,300,000 (see Note 1)
(ii) Shared power to vote or direct the vote: None
(iii) Sole power to dispose or direct disposition of: 3,300,000 (see Note 1)
(iv) Shared power to dispose or direct disposition of: None

Note 1: Paulson & Co. Inc. (“Paulson”), an investment advisor that is registered under the Investment Advisors Act of 1940, furnishes investment advice to and manages onshore and offshore investment funds and to separate managed accounts (such investment funds and accounts, the “Funds”). In its role as investment advisor, or manager, Paulson possesses voting and/or investment power over the securities of the Issuer described in this schedule that are owned by the Funds. All securities reported in this schedule are owned by the Funds. Paulson disclaims beneficial ownership of such securities.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following

[   ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

All securities reported in this schedule are owned by Paulson’s advisory clients, none of which to Paulson’s knowledge owns more than 5% of the class. Paulson itself disclaims beneficial ownership of all such securities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security
Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	Tuesday, February 16, 2010

Signature:

/s/ Stuart L. Merzer

Stuart L. Merzer

General Counsel & Chief Compliance Officer, Paulson & Co. Inc.